EXHIBIT 21.1

SUBSIDIARIES OF XTO ENERGY INC.

Jurisdiction of Incorporation
Cross Timbers Energy Services, Inc.	Texas
Cross Timbers Trading Company	Texas
Ringwood Gathering Company	Delaware
Timberland Gathering & Processing Company, Inc.	Texas
XTO Barnett Inc.	Delaware
WTW Properties, Inc.	Texas